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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Haynes International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33288	06-1185400
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1020 West Park Avenue, Kokomo, Indiana	46904-9013
(Address of principal executive offices)	(Zip Code)

Janice W. Gunst (765) 456-6000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Haynes International, Inc. (the “Company” or “we”) has prepared this Specialized Disclosure Report on Form SD for the year ended December 31, 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission in order to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold and wolframite or their derivatives, which are limited to tantalum, tin and tungsten.

As a developer and manufacturer of high-performance nickel- and cobalt-based alloys, we are not involved with the actual mining of conflict minerals.  We make no purchases of raw or unrefined conflict minerals and make no purchases in the Democratic Republic of the Congo or any of its adjoining countries (collectively, the “Covered Countries”).

Conflict Minerals Disclosure

After determining that several of our products contain tantalum or tungsten that is necessary to the functionality of the products, we undertook a reasonable country of origin inquiry in accordance with the Rule in order to determine whether any of those conflict minerals originated in any Covered Countries or were from recycled or scrap sources.  As part of our reasonable country of origin inquiry, we took the following steps:

•      Adopted a conflict minerals policy consistent with guidelines established by the Organisation for Economic Co-operation and Development;

•      Sent a letter to suppliers indicating our intention to comply with the Rule and our need for their assistance in such compliance;

•      Adopted and obtained from suppliers completed copies of the reporting template prepared by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative;

•      Obtained certification from suppliers that all conflict minerals in their products supplied to us were from scrap or recycled sources or otherwise “DRC conflict free” within the meaning of the Rule; and

•      Included language in each purchase order requiring suppliers to certify compliance with the Rule.

We sent the above-referenced materials to 107 suppliers and received responses from 76 suppliers.  Several suppliers did not formally respond due to the fact that they had not supplied us any materials during the reporting period.  We have relied on our suppliers’ formal and informal responses to provide us with information about the source of conflict minerals contained in the products supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers.

Based upon our review of the materials provided to us through our reasonable country of origin inquiry, we determined that the majority of the conflict minerals we use in our products come from scrap or recycled sources, and we have no reason to believe that any conflict minerals from other sources originated in any of the Covered Countries.  As a result of such determination, we are not required to prepare a conflict minerals report and have not obtained an independent private sector audit.

This Form SD is publicly available under the “Investor Relations” tab on our website at www.haynesintl.com.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Haynes International, Inc.

Date: June 2, 2014	By:	/s/ Janice Gunst
Janice Gunst
Vice President – General Counsel

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